Exhibit 15

BRIX REIT, Inc.

Transcript of the May 27, 2020 Conference Call with BRIX REIT, Inc. Stockholders

MODERATOR: Good morning everyone, and welcome to today's investor event.

Mr. Bill Broms, chief executive officer of BRIX REIT, Inc., will join us in just a moment to provide additional information and answer questions about the impact of COVID-19 on the BRIX REIT portfolio.

You may submit questions during the event by using the questions area of the control panel on the upper left-hand side of your screen. You will receive an automated confirmation once your question has been received, and your question will be automatically added to the queue. Because of the volume of questions we have received prior to today’s event, we will try to answer as many questions as possible during today’s event but may not be able to answer every question we receive.

Certain statements today other than historical facts may be considered forward-looking statements. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “can,” “will,” “would,” “could,” “should,” “plan,” “potential,” “project,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution attendees not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date of this event.

We make no representation or warranty, express or implied, about the accuracy of any such forward-looking statements contained hereunder. Except as otherwise required by federal securities laws, we undertake no obligation to update or revise any forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, whether as a result of new information, future events or otherwise.

I would now like to introduce Mr. Broms, CEO of BRIX REIT, Inc.

BROMS: Hello ladies and gentleman, thank you for joining me today. My name is Bill Broms, and I am the CEO of BRIX REIT and will be conducting today’s call. This conference call is a follow-up to the communication we emailed on Friday, May 22nd, regarding BRIX REIT’s new net asset value, or NAV, of 32 cents per share. Our goal for this call is to provide greater information about our properties, how they were impacted by the COVID-19 pandemic and some future next steps for the REIT. We will then move on to the questions and answers. With that, let’s begin…

It should be noted from the outset that the net asset value, or NAV, of the REIT is an estimate of value determined by the REIT’s board of directors with the assistance of an independent valuation consultant at a certain point in time. BRIX REIT engaged Cushman & Wakefield, a nationally recognized valuation agent, to conduct individual appraisals of our three largest assets. Cushman utilized the valuation methodology that adheres to industry best practices, and the appraisals are designed to reflect known current market and property conditions at the time of the valuation. A NAV is designed to only be a reasonable estimate of what an ordinary market buyer might pay for a REIT’s assets, considering the REIT’s liabilities. Said differently, a NAV is a well-educated best guess of the company’s value, and the NAV per share is simply that number divided by the number of shares outstanding.

BRIX REIT’s decline in NAV is most directly attributable to our investment in a gym property leased to 24 Hour Fitness. The decline in value from this property represents nearly 60 percent of the decline in the REIT’s total real estate values. This property, purchased approximately a year ago for $12.8 million, is located in the Fort Worth, Texas, metro area. Built in 2006, this relatively newer property represents the typical style and footprint that 24 Hour Fitness utilized for its middle market segment, in contrast to their much larger, more expensive models used in select high-income markets. The contractual rent for our property was $75,000 per month…representing roughly two-thirds of BRIX REIT’s pre-COVID-19 monthly rental income. Last month, 24 Hour Fitness sent us a letter stating that they would not be paying rent due to government mandated shut downs. Wall Street analysts immediately predicted that 24 Hour Fitness would likely be filing for bankruptcy protection given their looming debt maturities and the immediate loss of revenue. Shortly thereafter, 24 Hour Fitness engaged a third-party restructuring agent to handle negotiations with landlords and creditors. We have been in active negotiations with this restructuring representative in hopes that we may be able to retain 24 Hour Fitness as our tenant with a rent structure that is amenable to both BRIX REIT and 24 Hour Fitness. At present, we remain optimistic that we will be able to come to acceptable terms; however, any negotiated agreement will be subject to further approvals during any bankruptcy proceeding which could take several months to resolve. It is worth noting that an end to specific government shutdowns will probably not be sufficient for 24 Hour Fitness to return back to normal operations as the economic damage caused by the COVID-19 pandemic will last long after companies re-open for business. Consumer confidence, or lack thereof, will play a big part in determining whether enough people feel comfortable returning to gyms in numbers that will sustain 24 Hour Fitness’s operations.

With no certainty that we can keep 24 Hour Fitness as a tenant, the appraiser of this asset was required to determine pricing on a combination of two items: first, the probability that we could get a new tenant, and, second, what a buyer might reasonably pay for an empty building. Given that gyms are purpose-built, their footprint is really only suitable for similar tenants as the money needed to remodel a gym property to fit a different type of business would be cost prohibitive. As such, gym properties tend to only be leased to gym operators and that makes the prospect of finding a new tenant difficult – especially given that nearly all gym operators are equally suffering right now. Based on these circumstances, the appraisal for this asset came in materially below the $6.1 million mortgage balance we owe on the property, resulting in an implied paper loss of all of the $6.7 million in equity.

If we are able to successfully retain 24 Hour Fitness, then a new appraisal could result in a material value improvement. We do not expect that our prior rental rate can be maintained though, so a full price recovery is unlikely. During this negotiation phase with 24 Hour Fitness, we have asked, and thankfully received, temporary mortgage relief from our lender on this property. They have provided us a short window, ending in September, to see if we can retain 24 Hour Fitness as a tenant. If we fail to retain 24 Hour Fitness, or fail to find a new acceptable replacement tenant, then we will be unable to maintain our monthly mortgage payment.

Any inability to pay a mortgage obligation typically results in a foreclosure of a property which would result in a loss of equity. The current valuation provided by Cushman & Wakefield represents the worst-case scenario which we believe is appropriate given the current uncertainty.

Following our 24 Hour Fitness property, our second largest investment is in the Stadium View student housing apartment complex, which is located in Ames, Iowa, and serves Iowa State University. Purchased for $5.9 million, Stadium View is the second greatest detractor to BRIX REIT’s NAV – with its recent $3 million appraisal representing a 50 percent decline for the property and more than 25 percent of the overall decline in the REIT’s real estate values.

The lower appraised value for Stadium View is directly related to the COVID-19 pandemic and its impact on the higher education system. Universities across the nation were forced to shut down, sending students away from campuses. As a direct result, many students packed up and traveled to the safety of their family homes. At the same time, the state of Iowa enacted a prohibition on evictions, thereby preventing landlords from enforcing a landlord’s right to evict tenants if rent went unpaid. This combined effect led to an immediate decline in rent collections.

The limited rent that is being collected is needed to maintain the operating expenses of the property, which includes keeping a minimal staff on site and handling routine maintenance. Even with the temporary mortgage relief the property has received from its lender, there is presently insufficient cash to make any dividend distributions to investors.

Given the unique leasing cycle of student housing assets, where all leasing activity happens before the start of a new school year, pre-leasing for Stadium View has fallen dramatically and will likely result in materially lower occupancy when the university re-opens this fall.

There have been numerous market pundits predicting a wide range of outcomes as it pertains to future student enrollment – from the theory that more people will be going to college due to a lack of jobs to other theories suggesting that student enrollment will decline as young people choose a different life path after COVID-19. We believe the first real opportunity to discern a long-term trend for student housing, and Stadium View in particular, won’t appear until the 2021-22 school year starting in the Fall of 2021. We anticipate that the Fall 2020 school year may not fully reflect normal operations after just re-opening.

If student enrollment is higher than before, then Stadium View could benefit in terms of both high occupancy and higher rents. However, if student enrollment stabilizes at a lower level, then Stadium View will find itself competing for a limited number of student renters. Student housing competitors will include those located closer to campus and those offering lower rent.

Given these circumstances, we believe the $3 million appraisal represents a reasonable estimate of value for the foreseeable future. It should be noted that we also own materially smaller investments in three other student housing investment vehicles located in Texas and Illinois which have also been similarly impacted by COVID-19. However, given that we only have a total investment of $400,000 across all three properties, we elected not to incur the expense of three separate appraisals and have held those three investments at their most recent book values.

The third appraisal we received was for our property leased to Starbucks which is located near Kansas State University in Manhattan, Kansas. This property is a newly remodeled, free-standing Starbucks with a drive-thru. It had a 10-year remaining lease term when we purchased it at the end of the summer last year.

We purchased the property for $1.9 million and it produces monthly net effective rent of $8,000 per month. We have no mortgage on this property. We have collected all rents due so far; however, we have recently received a letter from Starbucks, as did all other landlords of properties leased to Starbucks, stating that it will soon be seeking 12 months of rent relief on every store it operates. We have not yet spoken to them regarding specifics and therefore it would be premature for us to know if we are willing to accommodate any specific request for rent relief. Given the relative strength of Starbucks credit, the slightly lower appraisal of $1.75 million reflects less uncertainty about the ability to pay rent and more about the current, general market pricing. A higher valuation for this asset would likely be correlated to overall broader market improvements. We believe this estimate of value to be reflective of an achievable sales price if it were to be held for sale in the near future.

Beyond the decline in property values, BRIX REIT has a $5 million loan, utilized to acquire our real estate and finance company operations, which is due and payable this October. We are in active dialogue with the lender and have asked them to consider an extension of the due date to allow the REIT sufficient time to produce the cash needed for repayment; however, we do not believe an extension is likely without at least some form of partial loan repayment. Without an extension, we anticipate that the REIT’s auditor will be issuing a going concern opinion for the REIT when we file our 2019 annual report in the weeks ahead. Our ability to repay this loan could enable the REIT to participate in any future property value recovery.

Given the materially reduced rent collections at this time, the REIT is unable to make any dividend distributions and has limited cash available to maintain REIT operations (e.g. audit, tax and legal costs). Barring an infusion of cash and a repayment of the near-term loan maturity, which would eliminate the monthly interest payments, we anticipate BRIX REIT having only eight to nine months before it will be forced to cease operations. Our external advisor has agreed to waive the $300,000 in fees that we owed it as well as waiving any current compensation – this helps tremendously.

With a looming loan maturity and current cash constraints, the REIT only has a couple of options at its disposal. Given its particular corporate structure, BRIX REIT is not eligible for any Paycheck Protection Program, commonly referred to as PPP, or other Small Business Administration loan products that you may have read about in the news.

The first option would be for BRIX REIT to re-open its primary offering and raise fresh capital. This new cash infusion would be used to service debt obligations and would not likely be available for redemptions. If we were able to raise a sufficient amount of new capital, then we could fully or substantially repay the loan. The positive benefit to this approach is that it gives the REIT, assuming enough money is raised, many years to achieve a full price recovery. However, given the new 32 cents NAV per share, this option is highly dilutive to existing investors who do not wish to purchase more shares as new investors could acquire shares at distressed pricing.

The second option involves the approval of an orderly liquidation plan whereby the REIT seeks to sell the assets over the next 12 to 24 months. If we can identify a buyer willing to purchase one of our assets for more than our recently appraised values, then the REIT would be able to capture some price recovery while also solving for the loan repayment. The primary benefit of this approach is that it eliminates dilution and ensures that any price recovery only benefits existing investors. The downside of an orderly liquidation is that there can be no certainty that a sufficient price recovery can be obtained within the allotted maximum allowable time of 24 months.

While making no guarantees, we believe that a successful resolution to our 24 Hour Fitness property and a partial recovery of the Stadium View asset could possibly result in some price recovery over the next 24 months, potentially multiples more than the current NAV per share.

These options are presently being analyzed by BRIX REIT’s board of directors and we anticipate presenting their recommendation to investors for approval in the next few weeks.

The change in BRIX REIT’s NAV per share is terribly discomforting. As a new fund with very few holdings, we immediately felt the devastating impacts caused by the shelter-in-place orders necessary to mitigate the spread of the COVID-19 virus. Unfortunately, there was no way someone could have predicted the COVID-19 pandemic or BRIX REIT becoming an unexpected casualty. We regret having to be the bearer of this bad news as we understand the range of emotions that are being felt. We believe there is the possibility for a future price recovery and we are working diligently to improve upon this situation as best as possible.

This concludes our prepared comments. We will now move on to our Q&A session. I wish to thank all of those who sent questions in advance. Time permitting, we will attempt to answer as many questions today as we can.

Ok, our first question is…

What are the tax consequences of this new NAV and will I be able to record a loss this year?

This question was asked multiple times. The short answer to this question is, no, the change in NAV does not give rise to a taxable event. Though we are not providing tax advice on this call and you should always seek your own tax counsel, we can say that only realized gains or losses are taxable events. The only way to have a realized gain or loss is the physical sale of properties or shares. The NAV, being only an estimate of value, does not constitute a taxable event.

Ok, on to the next question. Where did the cash go that was used to purchase these properties?

Good question. The cash that was used to purchase properties went to the seller of each property. Only a sale of those properties will result in any cash coming back. If the property sells for more than what it was purchased for, then we get more cash back. If it sells for less than what we purchased it for, we would get less cash back. If a property has to be given back to a lender, called a foreclosure, then all the cash is lost. Beyond purchasing properties, cash also has gone to the various costs associated with running the REIT which include marketing, management, accounting, financial filings, real estate commissions, technology, legal, auditors, tax preparers, appraisers, interest expense and business taxes.

Next question. Why would we sell now at this distressed NAV? Wouldn’t it make more sense to wait it out and sell when the markets have recovered? Another good question. Yes, it always makes better financial sense not to sell assets at distressed prices and the REIT would not want to fire sell assets at the 32 cents NAV per share, but would rather seek to sell them for more money when the market improves. That is why an orderly liquidation can normally take up to 24 months. However, given the likely changes in lease terms with 24 Hour Fitness, even if we are successful with an orderly liquidation at a higher price than our current NAV per share, we do not see a reasonable scenario that gets back to our original $5 per share offering price. Investors should anticipate a loss of principal, but, based on what we know today, we are optimistic that the loss will not be as bad as the 32 cents NAV per share.

Next question. This is another one that we received from several investors. The question is, can I redeem my investment now? At this time, the REIT remains closed to both shares being issued or redeemed. Even if the board of directors decided to lift the suspension of our Share Repurchase Program, there is currently no cash available to repurchase, or redeem, shares. Given the cash constraints, if the REIT were re-opened to new investment capital, that capital would be first earmarked to pay pending debt obligations, then any excess would likely be used to pay down non-pending mortgage balances or acquire a new higher yielding asset. Only then would cash potentially be available for share redemptions.

However, an investor is able to sell their shares to another existing or new investor. These transactions are called private market transactions. Please contact us if you need more information on this topic.

We have a two-part question pertaining to BRIX REIT’s ability to apply for the PPP loan under the CARES Act and what mortgage deferrals did we receive? As we mentioned in our prepared comments, BRIX REIT’s structure made it ineligible for a PPP loan. Temporary mortgage relief was obtained on Stadium View and 24 Hour Fitness. There is no mortgage on the Starbucks property. It should be noted that mortgage relief, like rent relief, is a negotiated item between the two parties and lenders hold full discretion as to whether to grant debt relief. If a tenant does not pay their rent, a landlord has the right to not allow them to use the property but there is still no cash collected. If a property owner does not pay its mortgage, then the lender can take the property away via foreclosure. In this current environment, landlords such as BRIX REIT are squeezed between a rock and hard place.

A related question was asked if our corporate tenants received PPP loan money with which they could pay their rent with? This question applies to the Starbucks and 24 Hour Fitness properties. Based on our understanding of the PPP loan program requirements and how they might apply to both of these companies, it appears they were likely ineligible to receive any benefit from the CARES Act that authorized the PPP loan program.

Our next question asks If we have considered suing the tenants for not paying their rent? A tenant and a landlord have a lease contract that lays out all the numerous legal remedies available to both parties. Generally speaking, the process usually begins with a dialogue, then proceeds to the landlord sending a written notice of default which is then followed by an eviction process. A landlord certainly has the right to sue a tenant but the process, even in non COVID-19 times, is lengthy and quite expensive. Right now the court systems are haywire due to the shut down and it could take years to resolve a lawsuit with a tenant - during which time there is no rent being paid and no ability to release the property. As such, most landlords and tenants try to solve their problems outside the court system. In our case, we are working with our tenants as best we can as our goal is to preserve economic value over the long term.

Our next question is about our student housing assets. An investor asked what are we doing to collect rents from the students? The onsite property managers of these assets are working diligently to collect all the rent they can. In those instances where there were parental guarantees, then they have also reached out to the parents. There have been some rents collected but not 100 percent and the rents that are collected are going toward the operating expenses of the assets. With some students vacating their properties, the cost to pursue back rents is very high and usually results in little gain. In those instances where students have not left the premises but haven’t paid their rent in full, current prohibitions on evictions weaken the leverage a landlord has to force a tenant to pay. Lastly, it should be noted that most of student housing leases expire at the end of May and the summer months are typically the months with the highest vacancy.

Ok, next question. It reads, “Investors have lost money and are no longer receiving dividends, are the employees of the REIT taking a pay cut?” This is a great question and many investors don’t fully appreciate that BRIX REIT has no employees. Even though I am the company’s CEO, I am not employed by the REIT and I do not receive any compensation from the REIT. BRIX REIT does have an external advisor, which is owned by RW Holdings NNN REIT, but as mentioned before, that advisor has waived the $300,000 of fees that BRIX REIT owed and also waived all ongoing current compensation. Further, though unrelated to BRIX REIT, the CEO of NNN REIT has volunteered not to take home any salary for the remainder of the year. All the work on managing the properties, analyzing the scenarios and working with the investors by our external advisor is being done at no cost to BRIX REIT investors.

Ok, we are running up on our time limit, I will address a couple more questions before we wrap this call up. If we don’t get to all of your questions, or you have new questions following this call, please feel free to email us at info@brix-reit.com, again that is info-at sign-brix-dash-reit-dot-com.

Ok, here is an excellent question. This investor asks that if BRIX REIT has a $5 million loan due in October, how were we planning to pay it off before COVID-19 happened? The $5 million loan is structured as a revolving line of credit. We have the ability to draw the money and repay, and repeat that process. When we first launched the REIT, we drew down the line of credit to acquire the Stadium View asset, and we were able to pay most of it down with capital inflows. Over the last year we drew on the line of credit again, this time to fund a portion of our 24 Hour Fitness acquisition and also to fund operational expenses when the fund was closed to new capital. The lender of this loan provided us an extension back in the Fall of last year primarily based on historical ability to raise new capital and pay it down like we had in the past. Given the volatility in the capital markets and the fact that the REIT has been closed to new capital since the beginning of April, the REIT has currently lost its ability to raise capital like it traditionally did. This fact makes it harder for the lender to extend the loan maturity as the path to repayment has become less clear. If we were to open the REIT back up to new capital and be on track to raise the $5 million in the next few months, then the lender would likely be more receptive to granting another extension. However, as mentioned previously, our board of directors would likely want to introduce any recommendation to open the REIT to new capital only to all existing shareholders first as raising capital from outside investors would be dilutive to existing investors. Needless to say, it’s complicated but we are all over it and we will be providing updates as they arise.

Alright, we are looking through the questions submitted, many of them we addressed in our prepared remarks, but allow me a quick second to scan some more.

Ok, here is a question that has popped up a couple times, it asks… I want to buy more shares at this distressed NAV price, can I? At this time, the REIT remains closed to both shares being issued or redeemed. A lot of investors might think the easy solution is to open the REIT to new capital but that only works if investors are ok risking dilution. For example, to raise $1 million at the old $5 NAV per share only required issuing (or selling) 200,000 shares. To raise $ 1 million at 32 cents per share, the REIT would need to issue over 3 million shares. Now, if those 3 million new shares went proportionally to all existing investors based on what they own of the REIT today, then there would be no dilution. However, not all investors want to, or are able to, put more money into BRIX REIT. As mentioned before, the board of directors is analyzing all the options and will present its recommendation to investors in the next few weeks, if not sooner. If the REIT reopens to new capital, then investors can buy more shares.

Okay, last question. This one appears a bit more light hearted…the question was asked if we have any plans to sue the Chinese government for COVID-19? Ha. Hmmm…let me see how I can best answer this. There is no doubt that all of us are searching for reasons as to why this has happened to us. It is certainly hard sometimes to separate emotion from logic, but as investment managers our job is to do the best we can. Pardon my French, but sometimes crap just happens in life and it is our duty, better yet our opportunity, to turn lemons into lemonade. We have been handed a big bowl of lemons, and the news is bitter and sour and very painful. However, we believe that we can improve upon this new NAV per share and fight and claw our way back to something better than what we have today. We probably cannot get back to where we were yesterday, but there is plenty of opportunity to be better tomorrow than we are today.

With that, I would now like to conclude today’s call. I thank all of you for joining and taking the time from your schedules. We hope this additional information has helped answer your questions and provide some clarity. We will be updating all of you more frequently in the weeks and months ahead. I will close by saying that I wish you, your family and all your loved ones the very best health and safety during these trying times. Thank you. Good bye.

MODERATOR: This now concludes our conference call. This call will be made available for replay within 48 hours and a link to the replay will be accessible at www.brix-reit.com. Thank you.